UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: March 12, 2021

(Date of earliest event reported)

Alzamend Neuro, Inc.

(Exact name of issuer as specified in its charter)

Delaware

(State or other jurisdiction of

Incorporation or Organization)

3802 Spectrum Boulevard, Suite 112C

Tampa, Florida 33612

(Full mailing address of principal executive offices)

(844) 722-6333

(Issuer's telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, par value 0.0001 per share

EXPLANATORY NOTE

This Amendment No. 1 on Form 1-U/A (the “Amended Current Report”) amends the Current Report on Form 1-U of Alzamend Neuro, Inc., originally filed with the Securities and Exchange Commission on March 12, 2021 (the “Original Filing”). Its sole purpose is replace the Securities Purchase Agreement dated filed with the Original Filing with the correct version of the Securities Purchase Agreement attached hereto as Exhibit 6.1 (as defined below).

Other than the foregoing, this Amended Current Report speaks as of the original date of the Original Filing, does not reflect events that may have occurred subsequent to the date of the Original Filing and does not modify or update in any way disclosures made in the Form 8-K.

Item 1. Fundamental Changes.

On March 9, 2021, Alzamend Neuro, Inc., a Delaware corporation (the “Company”), entered into a securities purchase agreement (the “Purchase Agreement”) with Digital Power Lending LLC, a California limited liability company (the “Purchaser”) and a wholly owned subsidiary of Ault Global Holdings, Inc., a Delaware corporation (“AGH”), pursuant to which the Company agreed to sell an aggregate of 6,666,667 shares of its common stock (the “Shares”) to the Purchaser for an aggregate of Ten Million Dollars ($10,000,000) (the “Purchase Price”), or $1.50 per share (the “Transaction”).

In accordance with the Purchase Agreement, the sale of the Shares will be made in three (3) tranches (each, a “Tranche”) consisting of: (i) an initial Tranche in the amount of Four Million Dollars ($4,000,000) (the “Initial Tranche Purchase Price”), less $1,750,000 in advances and the surrender for cancellation of that certain $50,000 convertible promissory note dated August 31, 2020, for the purchase of an aggregate of 2,666,667 Shares; (ii) a second Tranche in the amount of Two Million Dollars ($2,000,000) (the “Second Tranche Purchase Price”) for the purchase of 1,333,333 Shares upon the Purchaser receiving written confirmation from the Company that the U.S. Food and Drug Administration has approved the Company’s Investigational New Drug application (“IND”) for Phase IA human clinical trials for AL001 (“Milestone A”); and (iii) a third Tranche in the amount of Four Million Dollars ($4,000,000) (the “Third Tranche Purchase Price”) for the purchase of an aggregate of 2,666,667 Shares upon the Purchaser receiving written confirmation from the Company that the Company’s Phase IA human clinical trials for AL001 have been completed (“Milestone B”).

Subject to the Purchase Price and the other conditions and limitations set forth in the Purchase Agreement, the Purchaser may, in its sole and absolute discretion, (i) elect to exercise one or more separate purchases of the Shares under the Purchase Agreement up to the Initial Tranche Purchase Price, (ii) upon receipt of written notice by the Company of satisfaction of Milestone A, elect to exercise one or more individual purchases of the Shares under the Purchase Agreement up to the Second Tranche Purchase Price, and (iii) upon receipt of written notice by the Company of satisfaction of Milestone B, elect to exercise one or more individual purchases of the Shares under the Purchase Agreement up to the Third Tranche Purchase Price.

In addition, in accordance with the terms set forth in the Purchase Agreement, the Company issued to the Purchaser five-year warrants to acquire shares of its common stock (the “Warrants”). Each Warrant shall be issued such that, upon exercise thereof, the number of shares of common stock issuable to the Purchaser (the “Issuable Shares” and collectively with the Shares, the “Securities”) shall be equal to the quotient obtained by dividing the purchase price of the applicable Tranche paid at the closing thereof by $2.00, subject to adjustments. Consequently, the Warrants shall entitle the Purchaser to acquire an aggregate of 3,333,334 Issuable Shares, assuming that the Purchaser invests the aggregate amount of the Purchase Price. Each Warrant shall have an exercise price (the “Exercise Price”) equal to $3.00 per share of the Company’s common stock.

The foregoing description of the Purchase Agreement and the Warrants does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the full text of the documents which are attached hereto as Exhibits 6.1 and 3.1, respectively, to this Current Report on Form 1-U, and is incorporated herein by reference.

Item 8. Certain Unregistered Sales of Equity Securities.

The information contained in Item 1 of this Current Report on Form 1-U is incorporated herein by reference to this Item 8.

Item 9. Other Events.

On March 12, 2021, the Company issued a press release announcing that it has entered into the Purchase Agreement with the Purchaser for the sale of the Shares, which press release is furnished herewith as Exhibit 15.1.

EXHIBIT INDEX

Exhibit No.	Exhibit Title

3.1	Form of Warrant to Purchase Shares of Common Stock *
6.1	Securities Purchase Agreement dated as of March 9, 2021, by and between Alzamend Neuro, Inc., and Ault Global Holdings, Inc.
15.1	Press Release issued by Alzamend Neuro, Inc., on March 12, 2021 *

* Previously filed.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALZAMEND NEURO, INC.

By: /s/	Henry Nisser
Henry Nisser
Executive Vice President

Date:  May 7, 2021